UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 000-55889

CUSIP Number 379439102

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For period ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:__________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

NetBrands Corp.

Full Name of Registrant

4042 Austin Boulevard, Suite B

Address of Principal Executive Office (Street and Number)

Island Park, New York 11558

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”), by the prescribed date of May 15, 2024, without unreasonable effort or expense. The Registrant’s prior independent registered public accounting firm, BF Borgers CPA P.C. (“BF Borgers”), is no longer permitted to appear or practice before the Securities and Exchange Commission (the “SEC”) for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024. As previously reported in a Current Report on Form 8-K, filed by the Registrant with the SEC on May 8, 2024, the Registrant dismissed BF Borgers as its independent registered public accounting firm and engaged Olayinka Oyebola & Co. (“OO & Co.”) as BF Borgers’ replacement, effective as of May 7, 2024. As a result of the foregoing, the Registrant needs additional time to complete certain disclosures and analyses to be included in the Form 10-Q, and OO & Co. needs additional time to conduct their review of the Form 10-Q. The Registrant does not currently expect to be in position to file the Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but will continue its efforts to file the Form 10-Q as soon as reasonably practicable.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Paul Adler	(800)	550-5996
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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NETBRANDS CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2024	By:	/s/ Paul Adler
	Name:	Paul Adler
	Title:	President

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